

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2012

Mr. Naritomo Ikeue
President
UBIC, Inc.
Meisan Takahama Building
2-12-23 Kounan
Minato-ku, Tokyo 108-0075
Japan

> **Re:** **UBIC, Inc.**
> **Confidential Draft Registration Statement on Form –F-1**
> **Submitted May 24, 2012**
> **CIK No. 1550935**

Dear Mr. Morimoto:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   Update your financial statements pursuant to Item 8.A.4 of Form 20-F. In this regard, subsequent to June 30, 2012 you will need to update your financial statements with audited information for the twelve month period ended March 31, 2012.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act

of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Inform readers of the requisite frequency of interim periodic reports that you are required to provide as required under Japanese law. To the extent the requisite frequency differs from that of U.S. laws, tell us what you plan to provide subsequent to the effective date of your registration statement.

4. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

5. With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Once you have filed the omitted items, we may have additional comments. In your response letter please confirm, if true, that all exhibits that are not in the English language will be provided in translated form; or to the extent exhibits will be provided in summarized form in reliance upon Rule 403, please expand the exhibit index to designate the exhibits that will be provided in summarized format.

6. With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. If the information you provide may change prior to effectiveness of the Form F-1, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

7. Text at the bottom of your table of contents page, as well as the text included in the "Conventions Applicable to This Prospectus" and "Enforceability of Civil Liabilities" should be moved to part of your prospectus that is not subject to Rule 421(d).

Registration Statement Facing Sheet

8. Revise so that the exact name of your company as set forth in Chapter I, Article 1 of your articles of incorporation is listed on the facing page of your registration statement. Please be sure that your document is signed under this name as well.

Prospectus Summary

Industry Overview, page 2

9. We note your reference to third-party industry reports such as The Gartner, Inc. 2011 Magic Quadrant for E-Discovery Software report and the Radicati Group, Inc. 2011 eDiscovery Market, 2011-2015 report. Please provide us supplementally with copies of these reports. Text in the reports that is cited in your document should be highlighted

with cross-references to the pages of your filing where the highlighted text is cited. In the response letter, tell us whether any of the cited reports were prepared for your company or the offering.

Risk Factors

General

10.   We note that during the year ended March 31, 2011, four of your customers accounted for approximately 62% of your revenues, and further note that your customer base was concentrated in the preceding year. Include in your amended filing a discussion of any material risks related to the fact that you have derived significant percentages of your revenues from a limited number of customers. Describe the material terms of your agreements with these customers as well as the percentage of revenues earned from each customer for each of your service categories.

11.   As a related matter, we note that a majority of your revenue relates to fees earned for the month-to-month performance of eDisovery and forensic services. Given the limited term of the agreements with your customers, and the concentration of your revenues in a few customers, it appears you should include disclosure in your risk factor and MD&A sections of how acquisition of new customers, retention of current customers and the completion of eDiscovery and forensic services has affected and may affect your results of operations from one period to the next.

"We will require additional human resources and will incur increased costs and administrative workload as a result…", page 13

12.   You state that you will be first required to comply with Section 404 when filing your annual report for the fiscal year ending March 31, 2013. We note, however, that you will not be required to provide management's report on the effectiveness of your internal control over financial reporting until the filing of your second annual report. Please ensure that your disclosure accurately informs readers when you will initially be required to provide management's report on the effectiveness of your internal controls over financial reporting.

13.   You disclose that because the company does not have sufficient U.S. GAAP expertise; you employed external consultants on a temporary basis to assist you in the preparation of your consolidated U.S. GAAP financial statements. Please clarify whether the company has determined that you have a material weakness regarding your ability to prepare financial statements in accordance with U.S. GAAP due to management's lack of knowledge or expertise of U.S. GAAP. If so, please revise to clearly indicate as such.

<u>"Our solutions incorporate and work in conjunction with third-party hardware and software products…", page 15</u>

14.   We note that your solutions rely significantly on third-party hardware and software products. In the description of your business identify the third-parties that provide these hardware and software products, describe the nature of your use of the significant third-party hardware and software products, discuss your proprietary rights to these hardware and software products and summarize the material terms of any agreements that you have entered into with the third-parties that provide these products. Tell us whether your operations are substantially dependent upon any or all of the agreements with these third parties. To the extent you conclude that your operations are not substantially dependent upon these agreements, provide your analysis in support of your conclusion.

<u>"Rights of shareholders under Japanese law may be different from those under the laws of the United States", page 20</u>

15.   Revise to describe any material differences between Japanese law and the laws of the United States that may adversely impact the rights of holders of your ADSs. In the alternative, you may include a cross-reference to the section of your document where such a description can be found.

<u>"We are an emerging growth company…", page 21</u>

16.   Revise to disclose your election under Section 107(b) of the Jumpstart Our Business Startups Act ("the Act") as follows:

- If you have elected to opt-<u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

<u>Use of Proceeds, page 23</u>

17.   We note that you have not allocated a significant portion of the net proceeds to be received from this offering to any particular purpose. As such, please expand to describe the principal reasons for this offering

Capitalization and Indebtedness, page 25

18.   Please explain why the conversion of the face amount of ¥110 million of your
        outstanding convertible notes on May 15, 2012 was not included as a pro forma
        adjustment in your capitalization table but was included in the pro forma net tangible
        book value and revise your disclosures, as deemed appropriate, to resolve this
        discrepancy. In addition, the information in your prospectus summary on page 7 should
        also be prepared on a consistent basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

19.   We note that the increase in revenue was driven by the receipt of large and midsize orders
        associated with continued growth in the number of international government
        investigations and the expanding scope of such investigations for your interim period.
        For the annual periods presented, you indicate revenue growth was driven by a rapid
        increase in the number of lawsuits filed and investigations commenced. Tell us whether
        you consider the volume of large and midsize orders, the number of lawsuits filed, and/or
        the number of investigations to be key indicators of your financial condition and
        operating performance as addressed in Section III.B.1 of SEC Release 33-6835. If so,
        please revise to quantify these key indicators pursuant to this Release. To the extent you
        do not consider these to be your key metrics, tell us what indicators you do use when
        analyzing your business and revise to include a quantified discussion of such metrics.

20.   As it relates to your discussion of changes in selling, general and administrative expense
        for your interim period, revise to quantify each source that contributed to a material
        change pursuant to Section III. D of SEC Release 33-6835. In this regard, quantify the
        increase in marketing expenditures and the increase resulting from your efforts to
        strengthen your management and execution team. Additionally, revise to explain
        changes in selling, general and administrative expenses in similar detail for the annual
        periods presented.

21.   We note that you classify selling, general and administrative expenses into three
        categories: sales and marketing, research and development and general and
        administrative. Please provide us with a breakdown of your SG&A expenses by category
        for each period presented. Also, tell us your consideration to include this information, as
        well as a discussion regarding the reason for the changes in each category, in your results
        of operations disclosures.

Liquidity and Capital Resources

General

22.   We note that a substantial portion of your assets is held in equity securities. Explain your
        policies as they pertain to the acquisition or disposition of the equity securities. Tell us
        whether you considered if your holdings of equity securities pose a material risk to your
        results of operations or capital resources that warrant discussion in the risk factors.

23.   To the extent material, describe the transactions in which these equity securities were
        acquired. If material portions of the equity securities held for sale were acquired from
        suppliers, customers or a related party, it appears you should discuss this in your
        document.

Cash flows, page 49

24.   We note that the percentage increase in your trade accounts receivable from March 31,
        2010 to March 31, 2011 was significantly higher than the percentage increase in revenue.
        Please revise to explain this increase in your discussion of changes in cash flows from
        operating activities. In addition, tell us your consideration to include a discussion of days
        of sales outstanding and tell us the typical terms of your trade accounts receivable.

Critical Accounting Policies

Share-Based Compensation, page 54

25.   When available, please tell us your proposed IPO price, when you first initiated
        discussions with underwriters and when the underwriters first communicated their
        estimated price range and amount for your stock. To the extent that your proposed IPO
        price is materially different from the price of your stock on the Tokyo Stock Exchange,
        we may have further comments.

26.   Revise the table on page 55 to include the exercise price and fair value per share in US
        dollars and the intrinsic value in yen and US dollars.

27.   Consider revising your disclosure to include the intrinsic value of all outstanding vested
        and unvested options based on the difference between the estimated IPO price and the
        exercise price of the options outstanding as of the most recent balance sheet date included
        in the registration statement. In view of the fair-value-based method of FASB ASC 718,
        disclosures appropriate to fair value may be more applicable than disclosures appropriate
        to intrinsic value.

28.   Revise to disclose the fair value of the company's common stock used in the Black-
        Scholes calculations at each option grant date and tell us how you determined such

values. In this regard, to the extent that the fair value used in your calculations differed from the closing price of your common stock on the Tokyo Stock Exchange on the date of grant, please explain why and tell us how you determined that using a value different than the current trading price of your common stock is appropriate. Also, please provide any guidance considered in such determination.

29.   Please provide us with updated information regarding any recent option grants through the date of your response.

Business, page 59

30.   We note that in fiscal 2011, 94.2% of your revenues were derived from your eDiscovery business, and the remaining 5.8% of your revenues were derived from your legal and compliance professional services business, including electronic data forensic investigations, while in fiscal 2010, 76.1% of your revenues were derived from your eDiscovery business, and the remaining 23.9% of your revenues came from your legal and compliance professional services business, including electronic data forensic investigations. Please discuss whether you believe this evidences a trend in your business.

31.   Tell us if your consideration to provide a discussion of your backlog.

Company Background, page 59

32.   Expand your disclosure to describe in greater detail the circumstances surrounding your acquisition of Payment Card Forensics, Inc. and UBIC Risk Consulting, Inc. Disclosure should inform readers of the underlying reasons for the establishment and acquisition of these entities, your involvement in the operations of each entity as well as any material risks or benefits associated with the acquisition and formation of the entities. You should describe the material rights and obligations of your company with respect to the partially-owned entities.

Our Solutions and Services, page 66

33.   We note your comparison of your "productivity" to that of "U.S. vendors." Please identify each of the vendors in the comparison group. Tell us whether the vendors in this comparison group have operations similar to your own. Disclose who conducted the comparative performance study. Explicitly state any assumptions that were made as part of the study and how those assumptions may have limited or otherwise affected the study.

34.   Describe in greater detail the basis for your belief that your legal cloud solution is superior to current cloud hosting services. In this regard, we note that you have only recently launched your cloud solution. Given the recent introduction of your cloud solution, you should clearly describe what differentiates your cloud solution from those

of your competitors. In addition, clarify whether material revenues have been generated from your Legal Cloud solution since the solution's introduction.

Lit i View Solution, page 69

35.   With respect to the table on page 69 showing the "review productivity comparison" between your company and U.S. vendors, please tell us who was responsible for creating this table and where that party obtained the numbers for you and the U.S. vendors displayed in that table.

Management, page 74

36.   We note that your board of statutory auditors is distinct from your board of directors. We further note your statement that you have determined that your board of statutory auditors satisfies the independence requirements for audit committees under exchange rules and Rule 10A-3. Please revise your document to explicitly state whether you have an audit committee that is a part of your board of directors and clarify whether the board of directors as a whole discharges the functions of an audit committee. We refer to Item 6 of Form 20-F. Describe any differences between the duties and responsibilities of your board of statutory auditors and those of an "audit committee" as defined by the respective exchange rules and U.S. federal securities laws.

37.   In your response letter, please provide the basis for your determination that the members of your board of statutory auditors satisfy the independence requirements for audit committees under exchange rules and Rule 10A-3. Exchange Act Rule 10A-3 appears to require that each member of an issuer's audit committee be a member of the board of directors.

Principal Shareholders, page 80

38.   In the table on page 80, the total number of shares beneficially owned after the offering by "[a]ll directors and executive officers as a group (7 persons)" is incorrect. It should be 972,440 shares, not 987,440 shares, since neither party's ownership of shares among the executive officers and directors appears to change after the offering. Please revise or explain.

Shares Eligible for Sale

Lock-up Agreements, page 96

39.   You state that your directors and executive officers expect to enter into lock-up agreements prior to the commencement of this offering. Prior to the anticipated effective date of this registration statement, disclose whether your directors and officers have

entered into such agreements. Clearly state whether the underwriters' obligations to purchase the securities are conditioned upon entry into these lock-up agreements.

40.   Revise to describe the "certain exceptions" to which the obligations of your directors and officers will be subject to under any lock-up agreement.

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-13

41.   We note you offer data hosting services. Confirm whether or not (1) your customers have the right to take possession of your software during the hosting agreement without significant penalty and (2) it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Please see ASC 985-605-55-121. Also please clarify whether or not you license your Lit i View software to your customers.

Income Taxes, page F-14

42.   You disclose that accrued interest and penalties related to unrecognized tax benefits are included in income tax expense. Revise to disclose whether you had any unrecognized tax benefits during the periods presented in both your audited and interim financial statements. To the extent such amounts are material, please revise to provide the disclosures required by ASC 740-10-50-15(c to e) and ASC 740-10-50-15A.

Note 6. Capitalized Computer Software Costs, page F-18

43.   We note that you determined certain internal use software would be used for a shorter period than originally estimated as a formal plan to develop new software was approved by management during fiscal 2010. Please revise to indicate what the original and revised amortization period was on the old software. Also, please tell us the balance of the net capitalized software cost for the old software as of March 31, 2010 and March 31, 2011, if any. If the remaining net balance was material, please explain why the company believed the old software had value given the plans to develop new software.

Note 14. Share-based Compensation, page F-30

44.   You state that the company does not have enough historical data and as such you estimate the number of forfeitures prior to vesting to be zero. Considering you have been granting options since 2005, explain further why you believe that you do not have sufficient historical data and tell us at what point you anticipate being able to reasonably estimate a forfeiture rate. Also, tell us how often you review your forfeiture rate assumptions (i.e.

quarterly, annually, etc.) and tell us how significant your adjustments for subsequent changes in estimated forfeitures have been, to date.

45. Please explain why you assumed an expected dividend yield of zero for the twelve months ended March 31, 2011, as well as the nine months ended December 31, 2011, considering you issued a dividend on June 24, 2011. Please provide us with any accounting guidance considered in your analysis.

46. Revise to specify which government bond interest rate was used to determine your risk-free interest rate.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

    As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

    You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105, Mary Cascio, Special Counsel, at (202) 551-3676 or the undersigned at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

    Sincerely,

    /s/ Mark P. Shuman

    Mark P. Shuman
    Brach Chief – Legal